Filed by Mylan Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mylan Inc.

Commission File No.: 1-9114

To: Abbott employees planned to transfer to Mylan

Dear all,

As you know, the weeks following the announcement of our proposed acquisition of the Abbott EPD Developed Markets business have been busy for both Mylan and Abbott, and we have made significant progress on a number of fronts.

Following our pre-integration planning kickoff meeting with senior leaders in September, our teams have proceeded full steam ahead to plan for a successful integration of EPD’s Developed Markets business with Mylan, after closing of the transaction.

As stated during the September kickoff meeting, a guiding principle for our teams is business continuity, and we are focused on avoiding any post-closing disruptions operationally, commercially or functionally. By preserving the value of what you all have built to date, we can work together to unlock the full strategic value of this powerful and highly complementary combination.

The complementary nature of this transaction also extends to our cultures. We have seen many more commonalities than differences, and where differences exist, we see opportunities to learn from each other. Our openness to new ways of doing things reflects Mylan’s leadership expectations to lead, learn, teach and perform, while bringing a positive attitude to everything we do.

We look forward to working closely with the EPD Developed Markets team to continue to evaluate the opportunities for our combined operations going forward.

Apart from progress on the ongoing pre-integration planning, we are proud that Mylan continues to perform as we transform. On Oct. 30, Mylan announced exceptional third quarter financial results, helping to fuel what is turning out to be yet another outstanding year for our company.

Third quarter revenues were up 18% year over year, to nearly $2.1 billion, and adjusted diluted earnings per share increased 41%, to $1.16, compared to the prior-year period. We saw growth across all of our regions and businesses.

We achieved this outstanding performance primarily by leveraging qualities that make Mylan unique, such as our diverse portfolio, global supply chain, commitment to quality and proven ability to execute swiftly to take advantage of opportunities when and where they present themselves.

We also made progress during the quarter on several of our strategic growth drivers. For instance, we announced that we launched Phase III clinical trials for our generic version of Advair® (respiratory driver) and our insulin analog to Lantus® (complex products driver). We announced that we signed an agreement with Gilead to accelerate access to Hepatitis C treatments (infectious disease driver) and that we acquired the U.S. rights to Arixtra® Injection from Aspen (injectables driver). We also continue to be very excited about the progress of our biosimilars portfolio, and we currently have eight products in development in this area.

1000 Mylan Boulevard, Canonsburg, PA 15317         P: 724.514.1800         F: 724.514.1870         Mylan.com

In closing, we would like to extend our thanks to all of you for your continued outstanding performance and contributions to date to the pre-integration planning process. We all recognize that making this important transaction a success will require a great deal of teamwork and collaboration. It has been gratifying to see everyone’s high level of engagement, sincere mutual respect for one another and for what our respective businesses have accomplished, and excitement for what our teams can do together once this deal is completed, which we continue to expect to occur in the first quarter of 2015.

At Mylan, we truly live our belief that people are our most important asset. It is the people who will make this transaction successful, and we look forward to welcoming you to the Mylan family upon closing.

Sincerely,

Robert J. Coury	Heather Bresch	Rajiv Malik
Executive Chairman	CEO	President

Cautionary Statements Regarding Forward-Looking Information

This letter may contain “forward-looking statements.” These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about the proposed acquisition (the “Transaction”) by a new public company organized in the Netherlands (“New Mylan”) of both Mylan Inc. (“Mylan”) and Abbott Laboratories’ (“Abbott”) non-U.S. developed markets specialty and branded generics business (the “Business”), the expected timetable for completing the Transaction, benefits and synergies of the Transaction, future opportunities for the combined company and products and any other statements regarding the combined company’s, Mylan’s and the Business’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. These may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the ability to meet expectations regarding the accounting and tax treatments and the timing and consummation of the Transaction; changes in relevant tax and other laws; the ability to consummate the Transaction; the conditions to the consummation of the Transaction, including the receipt of approval of the Mylan shareholders; the regulatory approvals required for the Transaction not being obtained on the terms expected or on the anticipated schedule; the integration of the Business being more difficult, time-consuming, or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the Transaction; the retention of certain key employees of the Business being difficult; the possibility that the combined company may be unable to achieve expected synergies and operating efficiencies in connection with the Transaction within the expected time frames or at all and to successfully integrate the Business; expected or targeted future financial and operating performance and results; the capacity (prior to or after consummation of the Transaction) to bring new products to market, including but not limited to where Mylan or the combined company uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impacts of competition; changes in the economic and financial conditions of Mylan’s business, the combined company, or the Business; the inherent challenges, risks, and costs in identifying, acquiring and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2013, as updated by Mylan’s Current Report on Form 8-K filed on August 6, 2014, Mylan’s Quarterly Report on Form 10-Q for the period ended June 30, 2014, Mylan’s Quarterly Report on Form 10-Q for the period ended September 30, 2014, and its other filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with Mylan, New Mylan, the Business and the Transaction are also more fully discussed in the proxy statement/prospectus included in the Registration Statement on Form S-4 (the “Registration Statement”) that New Moon B.V. (referred to herein as New Mylan) filed with the SEC on November 5, 2014 in connection with the Transaction. You can access Mylan and New Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this letter.

Additional Information and Where to Find It

In connection with the Transaction, New Mylan filed with the SEC the Registration Statement that includes a proxy statement of Mylan that also constitutes a prospectus of New Mylan (which Registration Statement has not yet been declared effective). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT MYLAN, NEW MYLAN, THE BUSINESS AND THE TRANSACTION. A definitive proxy statement will be sent to shareholders of Mylan seeking approval of the Transaction after the Registration Statement is declared effective. The proxy statement/prospectus and other documents relating to the Transaction can be obtained free of charge from the SEC website at www.sec.gov.

Participants in Solicitation

This letter is not a solicitation of a proxy from any investor or shareholder. However, Mylan, New Mylan and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information regarding Mylan’s directors and executive officers may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 10, 2014 and in the proxy statement/prospectus included in the Registration Statement. Information regarding New Mylan’s directors and executive officers may be found in the proxy statement/prospectus included in the Registration Statement. These documents can be obtained free of charge from the SEC.

Non-Solicitation

This letter shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.